Exhibit 99.2

Arco Platform Limited

Consolidated financial statements

December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Arco Platform Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Arco Platform Limited (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

Adoption of IFRS 16

As discussed in Note 2.5 to the consolidated financial statements, the Company changed its method for recognizing leases in 2019, due to the adoption of IFRS 16 – Lease using the modified retrospective method of adoption.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2017.

Fortaleza, Brazil

March 16, 2020

F-1

Arco Platform Limited

Consolidated statements of financial position

As of December 31, 2019 and 2018

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	5	48,900	12,301
Financial investments	6	574,804	806,789
Trade receivables	7	329,428	136,611
Inventories	8	40,106	15,131
Recoverable taxes	9	15,612	11,227
Financial instruments from acquisition of interests	16	3,794	-
Related parties	10	1,298	-
Other assets		14,630	6,091
Total current assets		1,028,572	988,150
Non-current assets
Financial instruments from acquisition of interests	16	32,152	26,630
Deferred income tax	24	156,748	99,460
Recoverable taxes	9	6,613	1,033
Financial investments	6	4,690	4,370
Related parties	10	14,813	1,226
Other assets		14,399	1,060
Investments and interests in other entities	11	48,574	11,862
Property and equipment	12	21,328	13,347
Right-of-use assets	13	21,631	-
Intangible assets	14	1,811,903	187,740
Total non-current assets		2,132,851	346,728
Total assets		3,161,423	1,334,878

Liabilities
Current liabilities
Trade payables		34,521	14,845
Labor and social obligations	18	68,511	15,888
Taxes and contributions payable		7,508	2,555
Income taxes payable		52,038	17,294
Advances from customers		25,626	5,997
Lease liabilities	13	6,845	-
Loans and financing	15	98,561	-
Financial instruments from acquisition of interests	16	-	51
Accounts payable to selling shareholders	17	117,959	830
Other liabilities		607	428
Total current liabilities		412,176	57,888
Non-current liabilities
Labor and social obligations	18	2,801	-
Lease liabilities	13	19,012	-
Financial instruments from acquisition of interests	16	33,940	25,046
Provision for legal proceedings	28	251	131
Deferred income tax	24	-	1,378
Accounts payable to selling shareholders	17	1,098,273	180,551
Other liabilities		160	-
Total non-current liabilities		1,154,437	207,106
Total liabilities		1,566,613	264,994

Equity	19
Share capital		11	10
Capital reserve		1,607,622	1,089,505
Share-based compensation reserve		84,546	67,350
Accumulated losses		(97,369)	(86,687)
Equity attributable to equity holders of the parent		1,594,810	1,070,178
Non-controlling interests		-	(294)
Total equity		1,594,810	1,069,884
Total liabilities and equity		3,161,423	1,334,878

The accompanying notes are part of the consolidated financial statements.

F-2

Arco Platform Limited

Consolidated statements of income (loss) and comprehensive income (loss)

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except earnings per share)

	Notes	2019	2018	2017
Net revenue	21	572,837	380,981	244,382
Cost of sales	22	(117,258)	(80,745)	(58,517)

Gross profit		455,579	300,236	185,865

Selling expenses	22	(199,780)	(113,270)	(65,314)
General and administrative expenses	22	(191,438)	(129,754)	(48,931)
Other income (expenses), net		(6,287)	4,856	3,299

Operating profit		58,074	62,068	74,919

Finance income	23	72,047	36,618	12,531
Finance costs	23	(170,855)	(198,795)	(20,389)
Finance result	23	(98,808)	(162,177)	(7,858)

Share of loss of equity-accounted investees	11	(1,800)	(792)	(705)

Profit (loss) before income taxes		(42,534)	(100,901)	66,356
Income taxes - income (expense)
Current		(46,850)	(26,553)	(31,010)
Deferred		79,953	44,538	8,294
	24	33,103	17,985	(22,716)

Profit (loss) for the year		(9,431)	(82,916)	43,640

Other comprehensive income for the year		-	-	-
Total comprehensive income (loss) for the year		(9,431)	(82,916)	43,640

Profit (loss) attributable to
Equity holders of the parent		(9,431)	(82,380)	44,255
Non-controlling interests		-	(536)	(615)

Basic earnings per share - in Brazilian reais	20
Class A		(0.18)	(1.64)	0.88
Class B		(0.18)	(1.64)	0.88
Diluted earnings per share - in Brazilian reais	20
Class A		(0.18)	(1.64)	0.85
Class B		(0.18)	(1.64)	0.85

The accompanying notes are part of the consolidated financial statements.

F-3

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
			Earnings reserves
	Share capital	Capital reserve	Legal reserve	Retained earnings reserve	Share-based compensation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balances at December 31, 2016	48,517	81,914	5,952	99,506	5,163	-	241,052	116	241,168

Profit (loss) for the year	-	-	-	-	-	44,255	44,255	(615)	43,640
Total comprehensive income	-	-	-	-	-	44,255	44,255	(615)	43,640
Dividends paid	-	-	-	(57,210)	-	-	(57,210)	-	(57,210)
Capital increase	7,380	78,768	-	-	-	-	86,148	-	86,148
Non-controlling interest increase	-	-	-	-	-	-	-	610	610
Share-based compensation plan	-	-	-	-	1,890	-	1,890	-	1,890
Legal reserve	-	-	2,213	-	-	(2,213)	-	-	-
Minimum mandatory dividends	-	-	-	-	-	(10,511)	(10,511)	-	(10,511)
Earnings retention	-	-	-	31,531	-	(31,531)	-	-	-

Balances at December 31, 2017	55,897	160,682	8,165	73,827	7,053	-	305,624	111	305,735
Change in accounting policy (Note 2.5)	-	-	-	-	-	(4,307)	(4,307)	-	(4,307)
Balances at January 1, 2018	55,897	160,682	8,165	73,827	7,053	(4,307)	301,317	111	301,428

Loss for the year	-	-	-	-	-	(82,380)	(82,380)	(536)	(82,916)
Total comprehensive loss	-	-	-	-	-	(82,380)	(82,380)	(536)	(82,916)
Corporate reorganization	(55,890)	63,444	(8,165)	(73,827)	-	-	(74,438)	-	(74,438)
GA Holding – tax benefit on tax deductible goodwill	-	46,314	-	-	-	-	46,314	-	46,314
Capital increase – Alfaco	-	3,091	-	-	-	-	3,091	-	3,091
Issuance of common shares in initial public offering	3	895,179	-	-	-	-	895,182	-	895,182
Share issuance costs	-	(79,205)	-	-	-	-	(79,205)	-	(79,205)
Non-controlling interest	-	-	-	-	-	-	-	131	131
Share-based compensation plan	-	-	-	-	60,297	-	60,297	-	60,297

Balances at December 31, 2018	10	1,089,505	-	-	67,350	(86,687)	1,070,178	(294)	1,069,884

The accompanying notes are part of the consolidated financial statements.

F-4

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
Balances at December 31, 2018	10	1,089,505	67,350	(86,687)	1,070,178	(294)	1,069,884
Change in accounting policy (Note 2.5)	-	-	-	(1,251)	(1,251)	-	(1,251)
Balances at January 1, 2019	10	1,089,505	67,350	(87,938)	1,068,927	(294)	1,068,633

Loss for the year	-	-	-	(9,431)	(9,431)	-	(9,431)
Total comprehensive loss	-	-	-	(9,431)	(9,431)	-	(9,431)
Corporate reorganization (Note 2.2)	-	(36,624)	-	-	(36,624)	-	(36,624)
Tax benefit on tax deductible goodwill – reversion (Note 19d)	-	(46,314)	-	-	(46,314)	-	(46,314)
Capital increase (Note 19a)	1	13,829	-	-	13,830	-	13,830
Issuance of common shares in follow-on public offering (Note 1)	-	589,602	-	-	589,602	-	589,602
Share issuance costs (Note 1)	-	(18,223)	-	-	(18,223)	-	(18,223)
Non-controlling interest	-	-	-	-	-	294	294
Share-based compensation plan (Note 18)	-	-	33,043	-	33,043	-	33,043
Restricted stocks transferred	-	15,847	(15,847)	-	-	-	-

Balances at December 31, 2019	11	1,607,622	84,546	(97,369)	1,594,810	-	1,594,810

The accompanying notes are part of the consolidated financial statements.

F-5

Arco Platform Limited

Consolidated statements of cash flows

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, unless otherwise stated)

	2019	2018	2017
Operating activities
Profit (loss) before income taxes	(42,534)	(100,901)	66,356
Adjustments to reconcile profit (loss) before income taxes
Depreciation and amortization	48,314	19,594	14,288
Inventory reserves	8,476	7,252	4,481
Allowance for doubtful accounts	17,392	9,588	5,227
Loss on sale/disposal of property and equipment and intangible	3,499	138	664
Fair value change in financial instruments from acquisition interests	(473)	(659)	6,657
Changes in accounts payable to selling shareholders	89,403	130,378	-
Share of loss of equity-accounted investees	1,800	792	705
Changes in fair value of step acquisitions	(3,708)	-	(1,184)
Share-based compensation plan	33,043	60,297	1,890
Interest accretion on acquisition liabilitiy	42,206	8,704	11,179
Income from non-cash equivalents	(45,797)	-	-
Interest on lease liabilities	1,489	-	-
Provision for legal proceedings	120	131	-
Provision for payroll taxes (restricted stock units)	8,333	-	-
Foreign exchange loss	555	34,435	-
Gain on sale of investment	(3,286)	-	-
Other financial cost/revenue, net	(1,360)	-	-
	157,472	169,749	110,263
Changes in assets and liabilities
Trade receivables	(136,407)	(57,020)	(24,347)
Inventories	(14,637)	(3,563)	(8,914)
Recoverable taxes	(8,494)	(3,807)	(2,777)
Other assets	(16,035)	(2,254)	(320)
Trade payables	8,455	10,256	(1,512)
Labor and social obligations	15,950	7,169	3,081
Taxes and contributions payable	1,951	1,476	553
Advances from customers	19,997	99	3,950
Other liabilities	(268)	(3,342)	(654)
Cash generated from operations	27,984	118,763	79,323

Income taxes paid	(34,747)	(26,639)	(16,673)
Interest paid on lease liabilities	(852)	-	-
Net cash flows from (used in) operating activities	(7,615)	92,124	62,650

Investing activities
Acquisition of property and equipment	(10,991)	(6,854)	(5,314)
Payment of investments and interests in other entities	(41,853)	(2,000)	(19,900)
Acquisition of subsidiaries, net of cash acquired	(798,885)	-	(28,347)
Payment of accounts payable to selling shareholders	-	(14,756)	-
Acquisition of intangible assets	(43,102)	(29,403)	(6,047)
Purchase of financial investments	277,389	(727,951)	(17,361)
Loans to related parties	(14,000)	-	(300)
Net cash flows used in investing activities	(631,442)	(780,964)	(77,269)

Financing activities
Capital increase	13,830	3,091	86,148
Capital increase - proceeds from public offering	589,602	895,182	-
Share issuance costs	(18,897)	(78,531)	-
Payment of lease liabilities	(4,407)	-	-
Payment of loans and financing	(563)	-	-
Loans and financing	97,574	-	-
Payment to owners to acquire entity’s shares	(928)	-	-
Dividends paid	-	(85,000)	(75,053)
Net cash flows from financing activities	676,211	734,742	11,095

Foreign exchange effects on cash and cash equivalents	(555)	(34,435)	-

Increase (decrease) in cash and cash equivalents	36,599	11,467	(3,524)

Cash and cash equivalents at the beginning of the year	12,301	834	4,358
Cash and cash equivalents at the end of the year	48,900	12,301	834
Increase (decrease) in cash and cash equivalents	36,599	11,467	(3,524)

The accompanying notes are part of the consolidated financial statements.

F-6

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. Arco Brazil is the holding company of the operating subsidiaries, including EAS Educação S.A. (“EAS”), which provides educational content from basic to secondary education (“K-12 curriculum”).

Since 2015, the Company has been investing in technology and its printed methodology evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities comprise the editing, publishing, advertising and sale of educational content for private schools.

The Company has an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. Arco operates through long-term service contracts with private schools. These contracts generally have initial terms that average three years, pursuant to which educational content is provided in printed and digital format to private schools. The revenue is driven by the number of enrolled students at each customer using the solutions and the agreed upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, the Company benefits from high visibility in its net revenue and operating margin, which is calculated by dividing the operating profit by net revenue over a given period.

The address of the Company’s principal executive office is 2840 Rua Augusta, 11th Floor, Consolação, São Paulo, Brazil.

These consolidated financial statements were authorized for issue by the Board of Directors on March 16, 2020.

Follow-on public offering

On October 29, 2019, Arco completed a follow-on public offering. The public offering of 7,719,503 Class A common shares, consisted of 4,268,847 Class A common shares offered by certain selling shareholders of Arco (the “Selling Shareholders”), including General Atlantic Arco (Bermuda), L.P. (“GA”), and 3,450,656 Class A common shares offered by Arco. In addition, the underwriters purchased 661,112 Class A common shares, under the 30-day option agreement with GA to purchase up to 1,157,925 additional Class A common shares at the public offering price, less underwriting discounts and commissions. Arco did not receive any proceeds from the sale of Class A common shares by the Selling Shareholders.

F-7

The public offering price was US$43.00 per common share, for gross proceeds of US$331.9 million, for both, the selling shareholders and the Company. The Company received net proceeds of US$143,908 (or R$574,767), after deducting US$3,709 (or R$14,835)) in underwriting discounts and commissions. In addition, the Company incurred in the amount of R$ 3,387 for audit, consulting and legal services related to the offering.

2	Significant accounting policies

2.1 Basis for preparation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets, derivative financial instruments and contingent consideration from business combinations that have been measured at fair value.

Arco is a holding company and considers the currency of the local environment of the operational companies in Brazil as its functional currency, as this is the environment which drives the dividend income it receives, which is its primary source of revenue.

Therefore, the functional currency of the Company is the Brazilian real and the consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”). All amounts are rounded to the nearest thousands, except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period.

2.2 Significant events during the year

During the year ended December 31, 2019, the Company had the following changes in its corporate organization:

(a)	Internal restructurings

Escola de Aplicação São José dos Campos Ltda.

On January 2, 2019, the Company agreed to sell its shares of Escola de Aplicação São José dos Campos Ltda., which is part of the Company’s Core segment, to its minority shareholders. The transaction price of R$ 3,741 will be received in 16 quarterly installments from January 2022 to October 2025, adjusted by the IGP-M (Brazilian general market price index issued by the FGV – “Fundação Getúlio Vargas”). The gain on sale of investment was R$ 3,286, and is classified in Other income (expenses) net in the statement of income.

F-8

SAE Digital S.A.

On February 1, 2019, EAS spun-off its investment in SAE Digital to a new holding company, which was subsequently merged by SAE Digital and its shares were issued to Arco Brazil. When EAS acquired SAE Digital, goodwill was treated as not deductible. However, after this transaction, SAE Digital has the tax benefit of the deductibility of the goodwill, which will generate a future tax benefit and a deferred tax asset of R$ 5,135. The deductible goodwill amounts to R$ 14,597. The net effect of R$ 9,462 was accounted for in equity.

Novagaúcha Editora e Livraria Ltda.

On March 31, 2019, Novagaúcha Editora e Livraria Ltda. was merged by Barra Américas Editora Ltda. The goodwill of this transaction is R$ 4,330 and was charged to equity. No tax benefit was generated in this transaction.

NS Ventures Participações Ltda. and NS Educação Ltda.

On May 1, 2019, continuing the corporate restructuring, SAE Digital merged NS Educação Ltda. (“NS Educação”) and NS Ventures Participações S.A. (“NS Ventures”). In 2017, when NS Ventures acquired a 30% interest in SAE Digital and a 100% interest in NS Educação, the goodwill was treated as not deductible; however, after this transaction, SAE Digital has the tax benefit of the deductibility of the goodwill, which will generate a future tax benefit and a deferred tax asset of R$ 11,762. The deductible goodwill amounts to R$ 34,594. The net effect of R$ 22,832 was accounted for in equity.

NLP Soluções Educacionais Ltda.

NLP Soluções Educacionais Ltda. (“Pleno”) is a subsidiary founded in 2019 through the contribution of 100% of the share capital of EAS Educação S.A. which is the subsidiary of Arco Brazil, its parent company. Pleno’s corporate purpose is to provide content to develop socio-emotional skills.

(b)	Acquisition of investments

Nave à Vela Ltda.

In May 2019, the Company acquired a 13.2% interest in Nave à Vela Ltda. (“Nave”) and such investment was accounted for under the equity method through October 2019, when the Company acquired control and Nave became a consolidated subsidiary of the Company with 51.0% interest in the share capital of Nave. See Note 4b.

F-9

EEM Licenciamento de Programas Educacionais Ltda.

On April 29, 2019, the Company acquired the control of EEM Licenciamento de Programas Educacionais Ltda. (“EEM”) by acquiring 100% of its outstanding ordinary shares and voting interests as described in Note 4a.

Sistema Positivo de Ensino

On May 7, 2019, the Company announced that it entered into a definitive agreement to acquire Sistema Positivo de Ensino (“Positivo”), one of the largest K-12 content providers to private schools in Brazil. Positivo is composed of seven entities as follows: Positivo Soluções Didáticas Ltda., Editora Piá Ltda., Osterreich Investimentos – Participações Societárias S.A., Mendel Investimentos – Participações Societárias S.A., Torino Investimentos – Participações Societárias S.A., Remare Investimentos – Participações Societárias S.A., Fahe Investimentos – Participações Societárias S.A.

On November 1, 2019 the Company concluded the transaction through its subsidiary EAS and, on the same date, acquired control of Positivo. See Note 4c.

Geekie Desenvolvimento de Softwares S.A.

In 2019, Arco acquired an additional 31% interest in the share capital of Geekie through a capital increase and the purchase of minority shareholders increasing its total interest to 37.5% as descried in Note 11.

F-10

2.3 Basis of consolidation and investments in associates and joint ventures

The consolidated financial statements comprise the financial statements of the Company as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

The table below is a list of the Company’s subsidiaries, associates and joint venture:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2019	2018	2017
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0%	100.0%	-
EAS Educação S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Barra Américas Editora Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Novagaúcha Editora e Livraria Ltda.	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Arco Ventures S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Escola de Aplicação São José dos Campos Ltda.	Educational services	Brazil	Subsidiary	-	69.6%	69.6%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5%	51.5%	51.5%
NS Ventures Participações Ltda.	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
NS Educação Ltda.	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
Nave à Vela Ltda.	Educational content	Brazil	Subsidiary	51.0%	-	-
EEM Licenciamento de Programas Educacionais Ltda.	Educational technology	Brazil	Subsidiary	100.0%	-	-
NLP Soluções Educacionais Ltda.	Educational content	Brazil	Subsidiary	100.0%	-	-
Sistema Positivo de Ensino	Educational content	Brazil	Subsidiary	100.0%	-	-
WPensar S.A.	Educational technology	Brazil	Joint venture	25.0%	25.0%	25.0%
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Associate	37,5%	8.05%	6.5%

Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases control of the subsidiary.

F-11

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, and any resulting gain or loss is recognized in profit or loss.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and financial position, respectively.

2.4 Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of income (loss) in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

F-12

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each segment that is expected to benefit from the combination.

Where goodwill has been allocated to a segment and part of the operation within that segment is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the segment unit retained.

The current Brazilian tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a corporate reorganization occurs after acquisition by the Company (i.e. when the Company merges or spins off the businesses acquired). Until such action occurs, the tax and accounting bases of the net assets acquired are the same as of the acquisition date and no deferred tax effects are recognized.

Certain acquired subsidiaries utilize the presumed profit regime as described in Note 24.a to calculate income taxes. Under this regime, there is no difference between the carrying amount and related tax basis of assets and liabilities and therefore no deferred income taxes were recorded in these financial statements at acquisition date or any subsequent periods.

b) Investment in associates and joint venture

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Company’s investments in its associate and joint venture are accounted for using the equity method.

Under the equity method of accounting, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint ventures is included in the carrying amount of the investment and is not tested for impairment separately.

F-13

The statement of income (loss) reflects the Company’s share of the results of operations of the associate or joint venture. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Company recognizes its share of any changes, when applicable, in the statement of changes in equity.

Unrealized gains and losses resulting from transactions between the Company and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Company’s share of profit or loss of an associate and a joint venture is shown on the face of the statement of income (loss) outside operating profit and represents profit or loss after tax of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within share of profit (loss) of equity-accounted investees in the statement of income (loss).

c) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•	Held primarily for the purpose of trading;
•	Expected to be realized within twelve months after the reporting period; or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

F-14

A liability is current when:

•	It is expected to be settled in the normal operating cycle;
•	It is held primarily for the purpose of trading;
•	It is due to be settled within twelve months after the reporting period; or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

d) Fair value measurement

The Company measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or
•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

F-15

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

e) Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

f) Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price under IFRS 15.

F-16

For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income (OCI), it should give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: amortized cost or fair value through profit or loss. There are no financial assets designated as fair value through OCI.

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost include trade receivables and certain financial investments.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. This category includes derivative instruments.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

F-17

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired; or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement-and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Disclosures for significant assumptions - Note 3

•	Trade receivables, including contract assets - Note 7

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

F-18

The Company considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

g) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and borrowings, financial instruments from acquisition of interests and accounts payable to selling shareholders.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss

•	Financial liabilities at amortized cost (loans and borrowings)

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of income (loss).

F-19

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Financial liabilities at amortized cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income (loss).

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income (loss).

h) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

i) Derivative financial instruments

Initial recognition and subsequent measurement

The Company has derivative financial instruments from call and put options from acquisitions of subsidiaries, associates and joint venture. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are recorded directly to finance result.

j) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

F-20

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

k) Inventories

Inventories are measured at the lower of cost and net realizable value. The costs of inventories are based on the average cost method and include costs incurred on the purchase of inventories, editorial production costs and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

Educational content in progress is considered as inventories in progress and comprises the costs incurred to create unfinished educational content. This amount is measured based on the allocation of hours incurred by editorial production employees in the preparation of educational content.

The inventory reserve for educational material is calculated based on their expected net realizable value. Inventory reserve corresponds to a reserve for inventory obsolescence and is recorded in cost of sales. It is estimated based on the amount of educational materials from prior collections which are no longer used for sale and educational materials which the Company expects will not be sold based on the actual sales. In determining the inventory reserve, the Company considers management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently in stock.

l) Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10%
Vehicles	20%
Furniture and fixtures	10%
IT equipment	20%
Facilities	10%
Leasehold improvements	20% to 33%

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income (loss) when the asset is derecognized.

F-21

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

m) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term, as follows:

Buildings	1 to 10 years
Equipment	4 years

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

F-22

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

n) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized, and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The Company capitalizes the costs directly related with the development of the educational platforms used to deliver content. These costs are substantially comprised of technology related services and payroll expenses, recorded as internally developed software in the educational platform accounting ledger. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in statement of income (loss) as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Costs associated with maintaining internally developed software are recognized as an expense as incurred.

The useful lives of intangible assets are assessed as finite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income (loss) in the expense category that is consistent with the function of the intangible assets.

F-23

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income (loss).

o) Impairment of non-financial asset

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

•	Disclosures for significant assumptions - Note 3

•	Property and equipment - Note 12

•	Intangible assets - Note 14

•	Goodwill and intangible assets with indefinite lives - Note 14

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income (loss) in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income (loss).

F-24

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. An operating segment is the lowest level within the Company at which the goodwill is monitored for internal management purposes and therefore impairment tests of goodwill have been carried out at each operating segment level. Impairment is determined for goodwill by assessing the recoverable amount of each operating segment to which the goodwill relates. When the recoverable amount is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

p) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income (loss) net of any reimbursement, when applicable.

q) Cash dividend

The Company recognizes a liability to pay a dividend when the distribution is authorized, and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a dividend of the profit for the year in accordance with the Company’s Articles of Association or is approved by the shareholders. A corresponding amount is recognized directly in equity.

r) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

s) Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based compensation, whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expenses of equity-settled transactions are determined by the fair value at the date when the grant is made using an appropriate valuation model. That expense is recognized in general and administrative expenses, together with a corresponding increase in equity (share-based compensation reserve), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income (loss) for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

F-25

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

t) Revenue from contracts with customers

Revenue from sale of education content

The Company sells educational content to private schools, which is delivered through printed and digital formats to private school. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services., i.e., at the moment it delivers the content to private schools in printed and digital format. The technology is provided solely in support of the best use of its content. Both printed and digital content are the same.

The digital content, including its features, is provided with the purpose of supporting the printed content, and it includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. The digital content and related features are an evolution from a totally printed methodology to a broader approach and will continue to evolve and change in the coming years but are currently still deeply entwined with the printed content.

F-26

The Company generates substantially all its revenue from contracts that have an average term of three years, pursuant to which the Company provides educational content in printed and digital format to private schools. The Company’s revenue is driven by the number of enrolled students at each customer using the solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. Each contract contemplates penalties ranging between 20% to 100% of the remaining total value of the contract in the event of termination. However, the content already delivered to the private schools is not returned to the Company unless the return conditions in the following paragraph are met.

Pursuant to the terms of the contracts with the schools, they are required, by the end of November of each year, to provide the Company with an estimate of the number of enrolled students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its educational content. Since the contracts with the schools allows product returns or increase in the number of enrolled students up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. A right of return asset (and corresponding adjustment to cost of sales) is also recognized for the right to recover the goods from the customer.

The asset is measured at the former carrying amount of the inventory, less any expected costs to recover the goods and any potential decreases in value. The Company updates the measurement of the asset for any revisions to the expected level of returns and any additional decreases in the value of the returned products.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the EIR method. The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income includes also gain from financial investments classified as financial assets at fair value through profit or loss. Interest income is included in finance income in the statement of income (loss).

u) Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

F-27

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint venture, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

F-28

2.5	Changes in accounting policies and disclosures

Except for new standards IFRS 16 and IFRIC 23, which are discussed below, the other amendments to standards that apply from January 1, 2019 are primarily clarifications and none required a change in the Company’s accounting policies.

Additionally, the Company has not early adopted any new standards, amendments or interpretations that are effective after December 31, 2019. It does not expect that these standards, amendments or interpretations will have a material effect on the Company’s financial statements.

New and amended IFRS standards and interpretations that are effective beginning on January 1, 2019

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized in retained earnings at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption IFRS 16 as at January 1, 2019 is as follows:

Assets

Right-of-use assets	18,225
Deferred tax assets	613
Total assets	18,838

Liabilities
Lease liabilities	20,089
Total liabilities	20,089

Total adjustment on equity:
Retained earnings	(1,251)

F-29

a)	Nature of the effect of adoption of IFRS16

The Company has lease contracts for properties. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Company did not have finance leases as of December 31, 2018. In an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Other assets and Trade payables, respectively. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Company.

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

✓	Used an intrinsic discount rate, according to the characteristics for each lease;

✓	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

✓	Applied the short-term leases and low-value assets exemptions to leases at the date of initial application;

✓	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

✓	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as at December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	27,397
Weighted average incremental borrowing rate as at January 1, 2019	11.04%
Discounted operating lease commitments at January 1, 2019	20,642
Less:
Commitments related to sale of Escola de Aplicação São José dos Campos Ltda.	(553)
Lease liabilities as at January 1, 2019	20,089

The Company has the option, under some of its leases to lease the assets for additional terms. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

F-30

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

The Company applies significant judgement in identifying uncertainties over income tax treatments.

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions. The Company applied the interpretation and concluded, based on its tax compliance that it is probable that its tax treatments will be accepted by the taxation authorities and did not have a significant impact on the consolidated financial statements.

3	Significant accounting judgements, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management - Note 27

•	Financial instruments risk management – Notes 26 and 27

•	Sensitivity analyses disclosures - Note 27

F-31

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGU exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. The Company determined that its operating segment is the cash generating unit. These estimates are most relevant to goodwill that are recognized by the Company. The key assumptions used to determine the recoverable amount for the different operating segments, including a sensitivity analysis, are disclosed and further explained in Note 14.

Provision for expected credit losses of trade receivables and contract assets

The Company uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for customer. The provision matrix is initially based on the Company’s historical observed default rates. The Company calibrates the matrix to adjust the historical credit loss experience with forward-looking information.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables and contract assets is disclosed in Note 7.

Share-based payment

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Black & Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 18b.

F-32

Taxes

Deferred tax assets are recognized for deductible temporary differences and unused tax credits from net operating losses carryforward to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

The Company has R$ 4,066 (2018: R$ 10,427) of unrecognized unused tax loss carryforwards as of December 31, 2019 related to a subsidiary that has a history of losses. Such unused tax loss carryforwards do not expire and may not be used to offset taxable income of other subsidiaries of the Company. See Note 24.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 26 for further disclosures.

Contingent consideration, resulting from business combinations, is valued at fair value as of the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured at each reporting date. This determination of fair value is based on discounted cash flows. The key assumptions taken into consideration are the probability of meeting each performance target and the discount factor (see Notes 6 and 26 for additional information).

Any contingent consideration is classified as financial instruments from acquisition of interests (see Note 16).

F-33

4	Business combinations and acquisition of non-controlling interests

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

	Fair value as of the acquisition date
	2019			2017
	EEM	Nave	Positivo	NS Educação	International School
Assets
Cash and cash and equivalents	219	1,565	37,635	1	689
Trade receivables	126	896	72,780	-	10,576
Inventories	-	897	13,664	-	1,837
Recoverable taxes	12	7	99	-	173
Deferred taxes	-	-	7,518	-	-
Other assets	14	284	1,526	-	470
Property and equipment	80	292	4,760	-	323
Right-of-use assets	-	-	5,241	-	-
Intangible assets	5,866	19,009	773,134	9,707	29,736
	6,317	22,950	916,357	9,708	43,804

Liabilities
Trade payables	(48)	(271)	(12,463)	-	(2,327)
Labor and social obligations	(240)	(1,444)	(29,607)	-	(696)
Taxes and contributions payable	(109)	(50)	(2,937)	-	(119)
Income taxes payable	-	(2)	(22,643)	-	(410)
Leases	-	-	(5,374)	-	-
Loans and financing	(548)	-	-	-	-
Other liabilities	(156)	(546)	-	-	(340)
	(1,101)	(2,313)	(73,024)	-	(3,892)
Total identifiable net assets at fair value	5,216	20,637	843,333	9,708	39,912
Goodwill arising on acquisition	13,069	37,557	830,028	28,826	27,598
Purchase consideration transferred	18,285	58,194	1,673,361	38,534	67,510
Cash paid	16,355	21,098	800,851	29,037	-
Capital contribution	-	-	-	-	5,300
Forward contract of controlling interest at acquisition	-	29,728	-	-	30,144
Retained payments	1,930	-	872,510	-	-
Deferred payments	-	-	-	9,497	-
Fair value of previously held interest in a step acquisition	-	7,368	-	-	32,066
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(649)	(467)	(27,389)	(498)	(85)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(16,136)	(19,533)	(763,216)	(29,036)	689

(a)	EEM Licenciamento de Programas Educacionais S.A. (“Escola em Movimento”)

On April 29, 2019, the Company agreed to acquire control of Escola em Movimento, by acquiring 100% of its outstanding ordinary shares and voting interests. The Company acquired Escola em Movimento to expand both its existing product portfolio and customer base. The acquisition was subject to CADE’s approval, the Brazilian anti-trust agency, which was a condition precedent for closing the acquisition. CADE approved the acquisition in May 2019, and the transaction closing date occurred on June 4, 2019.

Escola em Movimento is an application developer that enhances communication between schools and parents.

The purchase consideration transferred was R$ 18,285. The amount of R$ 16,095 was paid on the acquisition date; R$260 was paid on September 29, 2019 and R$ 1,930 has been retained for the period of 2 years as a guarantee for the payment of any contingent liabilities that may arise. Any remaining balance will be transferred to the former owners of the acquired entity. The amount will be released in two equal annual installments R$ 965, adjusted by the Brazilian basic interest rate (SELIC).

F-34

The Company did not recognize deferred taxes related to the business combination because the tax basis and accounting basis, including fair value adjustments, were the same at the acquisition date.

Goodwill

The goodwill recorded on the acquisition was R$ 13,069 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purpose of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Escola em Movimento with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 649 were expensed and are included in general and administrative expenses on December 31, 2019.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer relationship

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.

F-35

Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.
Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

From the date of acquisition, EEM contributed with R$ 2,395 of net revenue and with R$ 2,918 of loss before income taxes for the year ended December 31, 2019 to the Company. If the combination had taken place at the beginning of the year ended December 31, 2019, net revenue would have been R$ 574,391 and loss before income taxes for the Company would have been R$ 43,095.

(b)	Nave à Vela Ltda. (“Nave)

Nave à Vela (“Nave”) is a 2019 Arco Platform acquisition. Based on the trend that education focuses more on the development of competence-based learning than the traditional content knowledge-based, Arco decided to invest in Nave. Nave offers a competence-based learning solution, with a proprietary, high-quality content and methodology fully integrated with K12 curriculum.

Arco bought as a first step a 13,2% stake in the target entity in May 2019 for R$ 4,200. Included in the original purchase agreement, Arco agreed to acquire 100% of Nave over the next three years in three tranches (subject to price adjustments, net of debt at each closing date). Pursuant to the investment and share purchase agreement for the acquisition of Nave, Arco purchased an additional 37.8% on October 29, 2019.

The Company therefore owned 51% interest and concluded it had control and consolidated Nave as a majority owned subsidiary.

The purchase consideration transferred was R$ 58,194, which is composed for R$ 21,098 paid at the acquisition date, R$ 29,728 regarding a forward contract that will be paid over the next 2 years and R$ 7,368 regarding a fair value of previously held interest in a step acquisition. At the date of acquisition, the carrying amount of the investment previously held interest was R$ 3,660, resulting in a gain in step acquisition of R$ 3,708. The price of the exercise of the option is variable and conditioned to the performance of the entity, the price of the option is based on a revenue multiple.

F-36

The breakdown purchase consideration is as follows:

At acquisition date
Cash paid	21,098
Fair value of previously held investment	7,368
Fair value of forward contract	29,728
Consideration transferred	58,194

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill acquired on the acquisition was R$ 37,557 and is expected to be deductible for tax purposes after the Company merges the acquiree. For the purpose of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill recognized is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Nave with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 467 were expensed and are included in general and administrative expenses on December 31, 2019.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer relationship

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.

F-37

Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Educational system	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational system being owned.

From the date of acquisition, Nave contributed with R$ 7,147 of net revenue and with R$ 3,379 of profit before income taxes for the year ended December 31, 2019 to the Company. If the combination had taken place at the beginning of the year ended December 31, 2019, net revenue would have been R$ 580,276 and loss before income taxes for the Company would have been R$ 44,603.

(c)	Sistema Positivo de Ensino (“Positivo”)

On May 7, 2019, the Company announced that it entered into a definitive agreement to acquire Sistema Positivo de Ensino (Positivo), one of the largest K-12 content providers to private schools in Brazil.

The transaction was subject to customary closing conditions, including antitrust and other regulatory approvals in Brazil. After the final antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE, which occurred on October 23, 2019, Arco concluded the transaction on November 1, 2019. Accordingly, in that date, the Company, through its subsidiary EAS, acquired control of Positivo.

On November 1, 2019, the Company updated the amount of the contract by CDI from March 31 to October 31, 2019, to R$ 1,745,160. The 50% due on the closing date of the transaction, was reduced by restricted values (movements outside the normal course of business), corresponding to R$ 71,729. The acquisition has been approved by the Boards of Directors of both Arco and Positivo.

The amount of R$ 800,851 was paid on the acquisition date, and net of the restricted values, this amount corresponds to 50% of the purchase. The remaining 50% will be paid over 5 years, 20% payable in 2021 and 2022, and 30% payable in 2023 and 2024, all adjusted by the Brazilian Interbank Certificate of Deposit rate (CDI).

To guarantee the remaining debt, the Company signed a guarantee letter with Bradesco bank.

F-38

The Company did not recognize deferred taxes related to business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the acquisition date.

Goodwill

The goodwill recorded on the acquisition was R$ 830,028 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purpose of impairment testing, the goodwill has been allocated to the Core operating segment regarding operations of educational content and to the Supplemental operating segment for the activities from Positvo English School, the bilingual content.

The goodwill recognized is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Positivo with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 27,389 were expensed and are included in general and administrative expenses on December 31, 2019.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer relationship

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.
Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

F-39

Educational system	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational system being owned.
Educational platform	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.

From the date of acquisition, Positivo contributed with R$ 80,100 of net revenue and with R$ 25,641 of profit before income taxes for the year ended December 31, 2019 to the Company. If the combination had taken place at the beginning of the year ended December 31, 2019, net revenue would have been R$ 884,504 and profit before income taxes for the Company would have been R$ 78,128.

(d)	NS Educação Ltda. (“NS Educação”)

On September 28, 2017, the Company acquired control of NS Educação Ltda. (“NS Educação”) by acquiring 100% of its shares. NS Educação is a private company which sells educational content under the trademark “Universitário”. NS Educação is a content provider to middle class private schools in Brazil and represented an opportunity for the Company to achieve a greater scale and improve its margin.

The purchase consideration transferred amounted to R$ 38,534, comprised of cash consideration in the amount of R$ 29,037, which was paid on the date of acquisition and a deferred payment in the amount of R$ 7,302, which has been retained in an escrow account for the period of 5 years as a guarantee for the payment of any contingent liabilities that may arise. Any remaining balance will be transferred to the former owners of the acquired entity. The amount will be released in annual installments adjusted by the interest from Interbank certificates of deposit (“CDI”).

The equivalent of 5% of the original purchase price was determined as an "acquisition price adjustment", which was calculated based on the difference between the revenue from 2017 less the projected revenue for that year multiplied by 2.50. The purchase price adjustment totaled R$ 2,195.

Goodwill

Goodwill recorded on the acquisition is R$ 28,826 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purpose of impairment testing, goodwill has been allocated to the Core operating segment.

Transaction costs

Transaction costs of R$ 498 were expensed and are included in general and administrative expenses for the year ended December 31, 2017.

F-40

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer list

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Educational system	Multi-period excess earning method The method considers the present value of net cash flows expected to be generated by educational system, by excluding any cash flows related to contributory assets.
Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.
Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

From the date of acquisition, NS Educação had no revenue due to the implementation process and seasonality and contributed with a loss before income taxes of R$ 1,050 for the year ended December 31, 2017. If the acquisition had taken place at the beginning of the year December 31, 2017, net revenue of the Company would have been R$ 258,848 and profit before income taxes for the Company would have been R$ 70,357.

(e)	International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A. (“International School”)

International School represented an opportunity for the Company to enter the English as a second language and bilingual teaching market. The acquisition is intended purpose to provide additional value-added content to the Company’s customers. International School has a proprietary English content solution developed for in-school programs for private schools and a professional staff that is highly qualified to develop the product and provide support to International School’s customers.

F-41

On December 21, 2015, the Company acquired 40% of the outstanding voting shares of International School for an amount of R$ 12,300. At that date, the Company entered into an agreement through which it had a call and the sellers had a put to acquire the remaining 60% of the seller’s shares. The price would be calculated using a multiple of 10x EBITDA related to the year ending December 31, 2019 and the call and put options would be exercised between January 1, 2020 and April 30, 2020. The put and call was considered symmetrical but did not give the control over the remaining shares. The Company did not have at that time (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; (iii) the ability to use its power over the investee to affect the amount of the investor's returns.

In addition, the contract agreement established that the Company would only have control over the remaining 60% shares when the option was exercised. Therefore, the Company did not consolidate the investment in International School and the put and call was accounted as a forward contract marked at fair value. As of December 31, 2016, the investment was accounted for as an equity method investment and a goodwill of R$4,200 was recorded as part the investment.

On January 23, 2017, the Company acquired an additional 11.48% interest in International School, through the capitalization of advances for future capital increases amounting to R$ 5,300, that the Company paid in cash in 2016. This resulted in the dilution of the other shareholders and increasing its ownership from 40% to 51.48% and in obtaining control of International School. The financial statements of International School were consolidated from the date the Company acquired control and the acquisition was accounted for as a business combination.

On January 23, 2017, upon acquiring control of International School, the Company and the former controlling shareholder agreed to amend the exercise dates of the call and put options originally issued in 2015. In accordance with the investment agreement, as amended, the shareholders agreed that the put and call options on the 25% of the remaining interest held by the non-controlling shareholders would be exercised in the period between January 1, 2020 and April 30, 2020 and the International School audit report released up to March 31, 2020. The put and call on the remaining 23.52% would be exercised in the period between January 1, 2021 and April 30, 2021.

Additionally, the exercise price and purchase mechanics were also amended as follows:

i)	The exercise price for the 25% interest was determined to be 30% x 10 x EBITDA for the 2019 school year (that comprises the twelve-month period between October and September), discounting any debts, cash and the difference of the capital contribution made in the acquisition amount and also the amount that should have been contributed by the selling shareholder at the time of the acquiree’s capital increase (equivalent to R$ 3,180); and

ii)	The exercise price for the remaining 23.52% was determined to be 30% x 10 x EBITDA for the 2020 school year discounting any debts and cash values; and

iii)	Anticipation of the purchase mechanics in case of an initial public offering of EAS.

F-42

The terms of the options were assessed to determine whether or not they expose the Company to the risks and rewards associated with the actual ownership of such shares during the period of the option contract. Because the terms of the put and call options are symmetrical, the Company concluded that it is virtually certain that either the Company or the non-controlling shareholder would exercise the option because it will be in the economic interests of one of them to do so.

The Company accounted for the call and put options under the anticipated-acquisition method, and the non-controlling interest subject to the put or call options is deemed to have been acquired at the date of acquisition of the control. Accordingly, upon obtaining control, the Company also consolidated the interest currently legally held by the non-controlling shareholder and recognized a financial liability that would be eventually settled when the put or call option is exercised.

The financial liability was recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 21.0%. See note 28 for more information regarding the acquisition of the remaining share interest in International School.

Goodwill

A business combination achieved in stages is accounted for using the acquisition method at the acquisition date. Goodwill is calculated at the date when control is acquired. To calculate goodwill, the previously held interest was remeasured to fair value at the acquisition date, and a gain was recognized in the statement of income in other operating income (expense) for an amount of R$ 1,184 at that date. The fair value of the previously held interest then forms one of the components that is used to calculate goodwill, along with consideration and non-controlling interest, less the fair value of identifiable net assets.

The purchase consideration transferred totaled R$ 67,510, which breakdown is as follows:

At acquisition date
Capitalization of advances for future capital increases	5,300
Fair value of previously held investment	32,066
Fair value of forward contract	30,144
Consideration transferred	67,510

The table below demonstrates the calculation of goodwill:

At acquisition date
Cash consideration and fair value of the forward contract	35,444
Fair value of previously held investment	32,066
Fair value of identified assets acquired and liabilities assumed	(39,912)
Goodwill	27,598

Goodwill arising on this acquisition is not expected to be deductible for tax purposes. For the purpose of impairment testing, goodwill has been allocated to the Supplemental operating segment.

F-43

Transactions costs

Transaction costs of R$ 85 were expensed and are included in general and administrative expenses for the year ended December 31, 2017.

Measurement of fair value

As of the acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer list

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Educational system	Multi-period excess earning method The method considers the present value of net cash flows expected to be generated by educational system, by excluding any cash flows related to contributory assets.
Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.

From the date of acquisition, International School contributed with R$ 25,382 of net revenue and with R$ 7,465 of profit before income taxes for the year ended December 31, 2017 to the Company. If the acquisition had taken place at the beginning of the year ended December 31, 2017, net revenue would have been R$ 244,426 and profit before income taxes for the Company would have been R$ 67,024. See Note 28 for further information.

F-44

5	Cash and cash equivalents

	2019	2018
Cash and bank deposits	2,838	366
Cash equivalents and bank deposits in foreign currency (a)	23,346	3,615
Cash equivalents (b)	22,716	8,320
	48,900	12,301

(a)	Short-term deposits (mainly follow-on proceeds) maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of December 31, 2019, the average interest on these CDB are equivalent to 30.0% (2018: 61.7%) of the Interbank Certificates of Deposit (“CDI”). These funds are available for immediate use and have insignificant risk of changes in value.

6	Financial investments

	2019	2018
Financial investments (a)	577,398	810,812
Financial investments in foreign currency	1,629	-
Other	467	347
	579,494	811,159
Current	574,804	806,789
Non-current	4,690	4,370

(a)	Financial investments correspond to investments in non-exclusive funds managed by highly rated financial institutions. As of December 31, 2019, the average interest on these funds are equivalent to 99.86% (2018: 100.9%) of the CDI. The average CDI rate during the nine-month period was 0.48% per month.

7	Trade receivables

	2019	2018
From sales of educational content	354,968	146,114
From related parties (Note 10)	4,511	3,916
	359,479	150,030
(-) Allowance for doubtful accounts	(30,051)	(13,419)
	329,428	136,611

F-45

As of December 31, 2019, and 2018, the aging of trade receivables was as follows:

	2019	2018
Neither past due nor impaired	299,159	127,387

Past due	60,320	22,643

1 to 60 days	18,931	8,931
61 to 90 days	6,865	3,868
91 to 120 days	6,414	1,978
121 to 180 days	9,904	3,173
More than 180 days	18,206	4,693
	359,479	150,030

The movement in the allowance for doubtful accounts for the years ended December 31, 2019 and 2018, was as follows:

	2019	2018	2017
Balance at beginning of the year	(13,419)	(10,290)	(5,386)
Change in accounting policy – IFRS 9	-	-	(5,757)
Additions	(17,392)	(9,588)	(5,227)
Receivables written off during the period as uncollectible	760	6,459	6,080
Balance at end of year	(30,051)	(13,419)	(10,290)

8	Inventories

	2019	2018
Educational content	24,535	8,335
Educational content in progress (a)	12,837	6,205
Consumables and supplies	835	286
Inventories held by third parties	1,899	305
	40,106	15,131

(a)	Costs being incurred to develop educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

F-46

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the years ended December 31, 2019, 2018 and 2017 was as follows:

	2019	2018	2017
Balance at beginning of the year	(4,403)	(2,047)	(1,073)
Inventory reserve	(8,476)	(7,252)	(4,481)
Write-off of inventories against reserve	6,362	4,896	3,507
Balance at end of year	(6,517)	(4,403)	(2,047)

9	Recoverable taxes

	2019	2018
Withholding Income Tax (IRRF) on financial investments (a)	637	5,291
Recoverable IRPJ and CSLL	17,456	5,520
Recoverable PIS and COFINS	2,501	1,223
Other recoverable taxes	1,631	226
	22,225	12,260
Current	15,612	11,227
Non-current	6,613	1,033

(a)	Withholding income tax (IRRF) will be utilized to offset federal taxes payable.

10	Related parties

The table below summarizes the balances and transactions with related parties:

	2019	2018
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	4,511	3,916
	4,511	3,916
Other assets
General Atlantic Arco (Bermuda), L.P. (b)	4,109	-
	4,109	-
Loans to related parties
WPensar S.A. (c)	1,298	1,226
Loans - Geekie (d)	4,231	-
Debentures – Geekie (d)	10,582	-
	16,111	1,226
Current	1,298	-
Non-current	14,813	1,226

Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	(1)	-
	(1)	-

F-47

	2019	2018	2017
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	8,805	8,234	8,895
Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda. (e)	(8)	(13)	(21)

Finance income
WPensar S.A. (c)	72	-	-
Geekie (d)	813	-	-
	885	-	-

(a)	Arco Ventures S.A. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. The price applied is equivalent to that practiced in the market, being competitive transactions.

(b)	The amount refers to underwriting discounts and commissions incurred for issuing shares with the follow-on public of Class A shares of the selling shareholder GA, as described in Note 1.

(c)	The amounts receivable from WPensar S.A. are related to loan agreements and are indexed to the Brazilian Sistema Especial de Liquidação e Custódia (SELIC) interest rate and have a due date in July 2020. During 2019, the Company recognized R$ 72 of interest income.

(d)	On January 17, 2019, the Company entered into an agreement with its associated company, Geekie Desenvolvimento de Softwares S.A. (“Geekie”) buying 100,000 debentures issued at same date at par value of R$ 100.00 (hundred reais) each, totaling R$ 10,000. During 2019, the Company recognized R$ 582 of interest income. The debentures are due in June 2022 and bear interest of 110% of the CDI. The debentures are convertible in shares at the option of Arco at maturity similar to same terms of the call and put options presented in the investment agreement.

On the same date, the Company lent R$ 4,000 to Geekie Partners S.A., the controlling shareholder of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest on Geekie’s shares as collateral to the transaction. During 2019, the Company recognized R$ 231 of interest income.

The transactions totaled R$ 14,000 and are intended to support Geekie’s working capital needs.

(e)	Arco Ventures S.A. leases a facility from OSC Empreendimentos Ltda., which are entities under common control of the Company’s controlling shareholder. The agreement was terminated in February 2020.

F-48

Key management personnel compensation

Key management personnel compensation comprised the following:

	2019	2018	2017
Short-term employee benefits	13,732	9,436	5,321
Stock options	-	59,747	1,359
Restricted stock units	66,429	-	-
	80,161	69,183	6,680

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 18b).

11	Investments and interests in other entities

(a)	Investments

WPensar S.A. (“WPensar”)

In April 2015, the Company acquired a 25% interest of WPensar, a company engaged in the development and licensing of software, specifically, school management systems. The Company executed a shareholders’ agreement to share control of WPensar with the other shareholders, recognizing this investment as a joint venture. This investment helped the Company to identify new potential businesses, to enhance its overall growth strategy and to create synergies.

This investment is not a business combination since the Company did not acquire control of WPensar.

In addition, the Company has a call option to acquire the remaining 75% interest in WPensar with an exercise period beginning on July 10, 2020 through July 10, 2021. In addition, the other shareholders have a put option to sell their interest of 75% with an exercise period beginning on July 10, 2021 through July 10, 2022.

The exercise price for the put and call options is calculated by the average of the last three months of the EBITDA multiple that Arco’s stock is being traded, less net debt. If the Company exercises the call option, the settlement can be performed up to 50% in shares of EAS.

The call and put options were recorded at their fair value, calculated through the multiple scenarios method – Monte Carlo. Any adjustment to the fair value is recognized as finance income/costs in the statement of income (loss). The Company paid an acquisition price of R$ 5,000 for the interest in WPensar, of which R$ 4,777 refers to the consideration transferred as capital contribution and R$ 223 to the initial recognition of the above said asymmetrical put and call options instrument.

F-49

Geekie Desenvolvimento de Softwares S.A. (“Geekie”)

In December 2016, the Company acquired a 6.54% interest in Geekie, an entity that provides technology for adaptive assessment and learning products and engages in the production, development and licensing of software tailored to the specific requirements of education sector customers. Based on the agreement signed by Geekie’s shareholders, the Company exercises significant influence over the investment, as the Company: (i) has representation on the board of directors; (ii) participates on strategic decision making regarding all relevant matters; (iii) must approve all products launched by Geekie; and (iv) provides essential technical information (Geekie's products are based on the Company’s educational content).

The agreed amount of R$ 8,000 was paid in January 2017, of which R$ 4,000 was a capital contribution and R$ 4,000 was paid to the selling shareholders.

The Company agreed with the selling shareholders that if in June 2018 the cash and cash equivalents of Geekie are lower than a threshold of R$ 5,000, the Company will have to subscribe capital in the amount of R$ 2,000.

On July 2, 2018, the extraordinary shareholders' meeting authorized the acquisition of additional 1.51% interest in the equity of Geekie, increasing the Company's share from 6.54% to 8.05% through a capital increase of R$ 2,000. The capital increase was fully paid on July 3, 2018. The additional investment did not change the Company's influence in Geekie and had the purpose to support its working capital needs.

On September 20, 2019, Arco acquired acquired 0.96% of interest in the share capital of Geekie through a capital increase of R$1,218 increasing our total interest to 9.01%. On October 14, 2019, Arco acquired an additional 1.92% interest in the share capital of Geekie through a capital increase of R$2,500 increasing our total interest to 10.92%. In addition, on October 25, 2019, Arco acquired an additional 18.44% interest in the share capital of Geekie from a minority shareholder for R$21,892 increasing our total interest to 29.36%. On November 15, 2019, Arco acquired an additional 1.17% interest in the share capital of Geekie through a capital increase of R$2,000 increasing our total interest to 30.53%. In December 2019, Arco acquired an additional 7.00% interest in the share capital of Geekie through a capital increase of R$ 4,282 and the purchase of minority shareholders for R$ 5,761 increasing its total interest to 37.53% as of December 31, 2019.

In addition, the Company has a call option to acquire the remaining 62.47% in Geekie that can be exercised in the period beginning on May 1, 2022, through May 31, 2022. The selling shareholders have a put option to sell their 62.47% interest in Geekie that can be exercised during the same period. The exercise price is determined by the greater of:

•	The multiple of the Company’s EBITDA for 2021 multiplied by Geekie’s EBITDA, including any cash or debt; or

•	10 times Geekie´s EBITDA for 2021, less net debt.

F-50

If the Company decides to exercise the option to acquire the remaining interest, the settlement may be performed in up to 50% in shares of EAS.

The call and put options were recorded at fair value, calculated through the multiple scenarios method – Monte Carlo. Any adjustment to the fair value is recognized as finance income (costs) in the statement of income (loss).

(i)	Investments and interests in other entities

Reconciliation of carrying amount:

	2019				2018
	WPensar	Geekie	Nave	Total	Total
At beginning of the period	3,237	8,625	-	11,862	12,654
Capital contributions	-	10,000	4,200	14,200	-
Acquisition from a minority shareholder	-	27,653	-	27,653	-
Gain of changes in ownership	-	319	-	319	-
Share of loss of equity-accounted investees	(188)	(1,072)	(540)	(1,800)	(792)
Consolidation on the acquisition of control	-	-	(3,660)	(3,660)	-
At end of the period	3,049	45,525	-	48,574	11,862

Percentage of ownership	25.0%	37.5%	51.0%

(ii)	Selected financial information for associates and joint ventures

	Geekie	WPensar
December 31, 2019
Current assets	8,444	1,619
Non-current assets	17,983	1,687
Current liabilities	5,042	268
Non-current liabilities	10,964	1,240
Equity	10,421	1,798
Net revenue	14,266	4,200
Costs and expenses (*)	(25,848)	(3,985)
Profit (loss) for the year	(11,582)	215
December 31, 2018
Current assets	5,215	1,625
Non-current assets	12,174	1,414
Current liabilities	7,681	286
Non-current liabilities	-	1,170
Equity	9,708	1,583
Net revenue	11,084	3,965
Costs and expenses (*)	(18,299)	(4,015)
Loss for the year	(7,215)	(50)
December 31, 2017
Current assets	8,937	1,615
Non-current assets	11,503	1,394
Current liabilities	5,276	284
Non-current liabilities	-	1,091
Equity	15,164	1,634
Net revenue	14,329	3,687
Costs and expenses (*)	(15,865)	(3,598)
Profit (loss) for the year	(1,536)	89

F-51

(*)	Comprise costs, selling and administrative expenses, finance result, other expenses and income tax and social contribution.

F-52

12	Property and equipment

Reconciliation of carrying amount:

	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total
Cost
As of December 31, 2017	843	191	1,758	3,047	313	4,387	2,387	12,926
Additions	87	-	589	2,096	12	258	3,812	6,854
Disposals	(34)	-	(51)	(63)	-	(7)	-	(155)
As of December 31, 2018	896	191	2,296	5,080	325	4,638	6,199	19,625
Additions	215	-	636	2,529	45	4,663	2,903	10,991
Disposals	(17)	(70)	(895)	(3,061)	(290)	(184)	(1,076)	(5,593)
Business combination	213	-	517	2,775	-	1,627	-	5,132
Sale of Escola de Aplicação São José dos Campos Ltda.	(50)	-	(201)	(51)	-	(710)	-	(1,012)
Write-offs	-	-	-	-	-	-	(792)	(792)
As of December 31, 2019	1,257	121	2,353	7,272	80	10,034	7,234	28,351

Depreciation
As of December 31, 2017	(170)	(120)	(324)	(1,187)	(65)	(790)	(1,191)	(3,847)
Depreciation charge for the year	(84)	(24)	(203)	(740)	(35)	(484)	(878)	(2,448)
Disposals	-	-	-	17	-	-	-	17
As of December 31, 2018	(254)	(144)	(527)	(1,910)	(100)	(1,274)	(2,069)	(6,278)
Depreciation charge for the period	(91)	(24)	(254)	(1,211)	(34)	(1,161)	(1,580)	(4,355)
Depreciation of disposals	114	68	368	1,709	108	60	972	3,399
Sale of Escola de Aplicação São José dos Campos Ltda.	10	-	34	17	-	150	-	211
As of December 31, 2019	(221)	(100)	(379)	(1,395)	(26)	(2,225)	(2,677)	(7,023)

Net book value
As of December 31, 2018	642	47	1,769	3,170	225	3,364	4,130	13,347
As of December 31, 2019	1,036	21	1,974	5,877	54	7,809	4,557	21,328

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2019, 2018 and 2017.

13	Leases

The balance sheet shows the following amounts relating to leases:

2019
Right-of-use assets
Properties	21,518
Machinery and equipment	113
21,631

2019
Lease liabilities *
Current	6,845
Non-current	19,012
25,857

* For the adjustments recognized on adoption of IFRS 16 on January 1, 2019, see Note 2.5.

F-53

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets – Properties	Lease Liabilities
As at January 1, 2019	18,225	(20,089)
Additions	4,502	(4,502)
Lease modification	(338)	338
Depreciation expense	(5,999)	-
Business combination	5,241	(5,374)
Interest expense	-	(1,489)
Payments of lease liabilities	-	4,407
Interest paid	-	852
As at December 31, 2019	21,631	(25,857)

Average annual depreciation rate	23,7%

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,613 for the year period ended December 31, 2019.

F-54

14	Intangible assets and goodwill

	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license	Trademarks	Educational platform	Non-compete agreement	In Progress	Total
Cost
As of December 31, 2017	89,634	15,263	23,045	36,656	4,948	1,393	19,115	3,942	1,097	-	195,093
Acquisitions	-	-	-	-	7,744	1,415	62	17,969	-	2,213	29,403
As of December 31, 2018	89,634	15,263	23,045	36,656	12,692	2,808	19,177	21,911	1,097	2,213	224,496
Corporate restructuring (Note 2.2)	(53,521)	-	-	-	-	-	-	-	-	-	(53,521)
Acquisitions	-	-	-	-	8,377	4,441	-	23,634	309	6,341	43,102
Disposals	-	-	-	-	-	-	-	(1,841)	-	-	(1,841)
Acquisitions through business combinations	880,654	-	183,926	214,567	-	11,163	336,121	24,728	6,897	20,607	1,678,663
Transfer	-	-	-	-	-	-	-	19,555	-	(19,555)	-
As of December 31, 2019	916,767	15,263	206,971	251,223	21,069	18,412	355,298	87,987	8,303	9,606	1,890,899

Amortization
As of December 31, 2017	-	(2,767)	(4,924)	(6,127)	(1,321)	(273)	(2,670)	(1,473)	(55)	-	(19,610)
Amortization	-	(1,182)	(2,636)	(6,589)	(2,618)	(375)	(1,140)	(2,387)	(219)	-	(17,146)
As of December 31, 2018	-	(3,949)	(7,560)	(12,716)	(3,939)	(648)	(3,810)	(3,860)	(274)	-	(36,756)
Amortization	-	(1,342)	(6,450)	(9,518)	(7,743)	(2,307)	(4,431)	(10,449)	(536)	-	(42,776)
Amortization of disposals	-	-	-	-	-	-	-	536	-	-	536
As of December 31, 2019	-	(5,291)	(14,010)	(22,234)	(11,682)	(2,955)	(8,241)	(13,773)	(810)	-	(78,996)

Net book value
As of December 31, 2018	89,634	11,314	15,485	23,940	8,753	2,160	15,367	18,051	823	2,213	187,740
As of December 31, 2019	916,767	9,972	192,961	228,989	9,387	15,457	347,057	74,214	7,493	9,606	1,811,903

F-55

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	2019	2018
Core	755,539	62,036
Supplemental	161,228	27,598
	916,767	89,634

Impairment test for goodwill

The Company performed its annual impairment test on December 31, 2019 and 2018. The Company tests at least annually the recoverability of the carrying amount of each operating segment. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

Goodwill is monitored by management at the level of cash generating unit, which is the same of the two operating segments. The Core and Supplemental operating segments had an important cash flow improvement as they have increased their number of students and achieved greater scale that positively impact the gross margin.

The Company’s management estimates future gross margin based on past performance and its expectations of market developments. The discount rates used are pre-tax and reflect the specific risks associated with the segment being tested.

The value-in-use calculation is based on cash flow projections and financial budgets approved by management for a period of five years. Cash flows beyond the five-year period were extrapolated using an estimated growth rate. The growth rate does not exceed the average long-term rate for the industry. The value-in-use of the Core operating segment calculated for 2019 was R$ 2,130,003 (R$ 721,271 in 2018), and the carrying amount was R$ 1,846,915. The value-in-use of the Supplemental operating segment for 2019 was R$ 854,855 (R$ 195,023 in 2018), and the carrying amount was R$ 34,889.

The value-in-use calculations were based on the discounted cash flow model and are based on the following assumptions for those segments:

	Budget period				Growth rate
	Gross margin		Growth rate		beyond budget period		Discount rate
	2019	2018	2019	2018	2019	2018	2019	2018
Core	76.7%	78.8%	11.1%	21.1%	4.3%	4.0%	12.7%	15.7%
Supplemental	81.0%	87.4%	18.3%	33.0%	4.3%	4.0%	14.5%	17.6%

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Significant estimate: impact of possible changes in key assumptions

A decrease of 120 basis points in management estimated gross margin used in the value-in-use calculation for the Core operating segment as of December 31, 2019 (75.5% instead of 76.7%), would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (79.8% instead of 81.0%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition, an increase of 120 basis points in management’s estimated discount rate applied to the cash flow projections of the Core operating segment for the year ended December 31, 2019 (13.8% instead of 12.7%), would have not resulted in the recognition of an impairment of goodwill.

Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (15.7% instead of 14.5%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

There was no goodwill impairment for the years ended December 31, 2019, 2018 and 2017.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets for the years ended December 31, 2019, 2018 and 2017 are as follows:

Years
Rights on contracts	10
Customer relationships	5 to 16
Educational system	3 to 10
Copyrights	3
Software license	2 a 5
Trademarks	10 to 20
Educational platform	3 a 10
Non-compete agreement	2 a 5

For the years ended December 31, 2019, 2018 and 2017 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

F-57

15	Loans and financing

	Interest rate	Maturity	2019
Bank loan	100% CDI + 0.7% pa	October/2020	98,561

On October 25, 2019, the Company entered into a loan agreement in the amount of R$ 100,000, maturing in October 2020 (single installment), classified as short-term on the consolidated balance sheet. The loan is secured by guarantee letter.

Set out below the movements during the period:

2019
Balance at beginning of the year	-
Additions	100,000
Business combination	548
Loan cost	(2,426)
Interest expense	1,002
Payment of loans and financing	(563)
Balance at end of year	98,561

16	Financial instruments from acquisition of interests

The breakdown of contingent consideration assets and liabilities and related derivative instruments from business combinations and acquisition of investments in associates and joint ventures is as follows:

	2019	2018
Assets
Derivative financial instruments
Investment in Geekie (Note 11)	32,152	23,346
Investment in WPensar (Note 11)	3,794	3,284
	35,946	26,630
Current	3,794	-
Non-current	32,152	26,630

	2019	2018
Liabilities
Derivative financial instruments
Investment in Geekie (Note 11)	(31,626)	(22,037)
Investment in WPensar (Note 11)	(2,314)	(3,006)
Deferred revenue in Escola de Aplicação São José dos Campos	-	(54)
	(33,940)	(25,097)
Current	-	(51)
Non-current	(33,940)	(25,046)

F-58

17	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination and investments in associates is as follows:

	2019	2018
Accounts payable to selling shareholders
Acquisition of International School (a)	(297,722)	(174,410)
Acquisition of NS Educação Ltda. (b)	(6,461)	(6,971)
Acquisition of Escola em Movimento (c)	(1,992)	-
Acquisition of Nave à Vela (d)	(30,946)	-
Acquisition of Positivo (e)	(879,111)	-
	(1,216,232)	(181,381)
Current	(117,959)	(830)
Non-current	(1,098,273)	(180,551)

(a)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 14.5% (17.6% in 2018). During 2019 the Company recognized R$ 33,909 of interest. The amount payable is estimated based on projected EBITDA for the 2019 and 2020 school year. During the fourth quarter of 2019, the Company had a better visibility about next year´s ACV bookings and its increase, it was necessary to perform a review on previous operations projections, that resulted in an increase on the projected EBITDA. Based on the new projected numbers for 2019 and 2020, the accounts payable increased by R$89,403. See Note 28 for more information.

(b)	This amount was retained for any losses, which will be released in annual installments until December 31, 2022. The amount is being adjusted by the interest from Interbank certificates of deposit (CDI).

(c)	This amount was retained for any losses, which will be released in two annual installments on the first and second anniversary of the acquisition. The amount is being adjusted by the basic interest rate (SELIC).

(d)	This amount is related to the remaining acquisition of 49% interest in Nave and will occur over the next two years (subject to price adjustments, net of debt at each closing date). This amount is recorded at the present value using an estimated interest rate of 14,54%. During 2019, the Company recognized R$ 1,218 of interest. The next tranche is payable on February 15, 2021, in this date Arco Ventures S.A. will acquire 24% interest, for the 24% of Nave’s revenues from October 1, 2019 to September 30, 2020 multiplied by 5.3, net of debt. The last tranche is payable on February 15, 2022, in this date Arco Ventures S.A. will acquire 25% interest, for 25% of Nave’s revenues from October 1, 2020 to September 30, 2021 multiplied by 3, net of debt.

(e)	The amount of the contract is updated by CDI from November 1, 2019 to December 31, 2019.

18	Labor and social obligations

	2019	2018
Bonuses	28,045	2,897
Payroll and social charges	17,763	4,519
Payroll accruals	18,998	6,597
Other labor	6,506	1,875
	71,312	15,888
Current	68,511	15,888
Non-current	2,801	-

F-59

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 14,519, R$ 4,224 and R$ 850 for the years ended December 31, 2019, 2018, and 2017, respectively.

(b)	Share-based compensation plan

Arco plan

Members of the Company’s management participated in the EAS share-based compensation plan. In 2019, all directors exercised their stock options.

As of December 31, 2019, there were no outstanding share options (December 31, 2018: 1,091,039). There was no share-based compensation expense as of December 31, 2019.

The following table list the inputs to the model used for the Arco plan:

Dividend yield (%)	2.41
Expected volatility (%)	186.61
Risk-free interest rate (%)	8.01
Expected life of share options (years)	6.00
Weighted average share price (R$)	12.67
Model used	Black & Scholes

The following table illustrates the number and movements of share options during the period:

	Number of share options	Average exercise price per share option
Outstanding at December 31, 2018	1,091,039	12.56
Exercised	(1,091,039)	12.68
Outstanding at December 31, 2019	-	-

International School plan

International School has its own share options plan, approved by its shareholders on August 4, 2017. International School granted 294,735 share options on its own shares in 2017 to selected key executives. The share options plan was designed to attract and retain key executives.

The fair value of the share options was estimated at the grant date using the Black & Scholes pricing model, considering the terms and conditions on which the share options were granted.

The share options vest on January 1, 2020 and can be exercised from January 1, 2020 through April 30, 2020. The exercise price of the share options is R$1.37 and is adjusted by the Brazilian General Price Index-Market (“IGP-M”) inflation rate. The Company accounts for the International School Plan as an equity-settled plan.

F-60

There were no share options granted, forfeited, exercised and expired in the year ended December 31, 2019 and 2018.

The compensation expense recognized for the International School Plan in the statement of income (loss) for the years ended December 31, 2019 and 2018 was R$ 549 and R$ 550, respectively.

The following table details the assumptions used to determine the fair value of the share options under the International School share option plans:

Date of grant	08/04/2017
Dividend yield (%)	0.00%
Expected volatility (%)	380.36%
Risk-free interest rate (%)	8.62%
Expected life of share options (years)	2.74
Weighted average share price (reais) on the grant date	10.65
Model used	Black & Scholes

Restricted stock units

In 2019 the Company issued a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platfom Limited for employees registered with EAS Educação, which will be available for sale by the beneficiaries annually, on their anniversary dates. The related compensation expense will be recognized over according to the following schedule. The restricted stock plan contemplates the issue of approximately 583,775 shares to be distributed to 24 beneficiaries.

Final vesting date	Quantity of stocks
28/09/2019	193,563
30/06/2020	3,086
28/09/2020	193,563
28/09/2021	193,563
Total	583,775

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance as an employee, director or director of any company in the business group from the grant date until the grace periods (“Vesting”). If a participant leaves the group, it will be considered as non-compliance with the “vesting” condition, not being a cancellation of the plan but a “forfeiture”. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

F-61

The following table reflects the movements from the grant date until December 31, 2019:

Number of share options
Outstanding at December 31, 2018	-
Granted	583,775
Exercised	(188,089)
Effectively forfeited	(36,913)
Estimated forfeited	(21,588)
Outstanding at December 31, 2019	337,185

The total compensation expense for the year ended December 31, 2019, including taxes and social charges, was R$ 66,429, (R$ 32,494 of principal and R$ 33,935 of taxes and contributions) net of estimated forfeited. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date	Total shares granted	Total shares outstanding	Average fair value at grant date	Average
30/04/2019	542,760	310,516	68,800	126.76
30/06/2019	1,543	1,450	274	177.71
30/06/2019	1,543	1,450	319	206.66
15/10/2019	37,929	23,769	7,593	200.18
Total	583,775	337,185	76,986

The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

19	Equity

a.	Share capital

On October 29, 2019, 257,442 Class B common shares were transferred to Class A shares without changing the total number of shares.

As of December 31, 2019, Arco’s share capital is represented by 54,939,088 common shares (December 31, 2018: 50,261,027) of par value of US$ 0.00005 each, comprised by 27,400,848 Class B common shares (December 31, 2018: 27,658,290) and 27,538,240 Class A common shares (December 31, 2018: 22,602,737).

In 2019, the directors exercised their stock options, resulting in a capital increase of R$13,830 and 1,091,039 of Class A common shares.

F-62

December 31, 2018 shares outstanding	50,261,027
Share-based compensation plan (Note 18)	1,091,039
Restricted Stock Units (Note 18)	188,089
Restricted Stock Unit withheld (a)	(51,723)
Underwritten public offering of Class A common shares (Note 1)	3,450,656
December 31, 2019 shares outstanding	54,939,088

(a)	A portion of the shares was withheld to pay income taxes of the beneficiaries.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share. The Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions.

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

b.	Capital reserve

Capital reserve includes additional paid in capital amounts related to the difference between the subscription price that shareholders paid for the common shares and their nominal value.

c.	Dividends

As determined by the Brazilian Corporate Law, Arco Brazil is required to pay a minimum dividend amounting to 25% of the profit of the year. Any amount in excess to 25% must be maintained in equity and after approval by the shareholders, the dividends can be considered formally declared.

There was no distribution of dividends for the years ended December 31, 2019 and 2018, due to losses of the years.

d.	Tax benefit on tax deductible goodwill – reversion

In 2018, the Company recorded an amount of R$ 46,314 regarding tax benefit generated from the goodwill in the acquisition of EAS interest by GA Holding. This amount was recorded based on the intention to merge the investee with the acquirer in accordance with current Brazilian law. In 2019, based on internal restructurings, management no longer intends to merge the entity under Brazilian law and therefore reversed the total amount previously recorded related to the tax deductibility of goodwill on business combination. Following the initial recognition of the tax credit, the amount was reversed directly against equity.

F-63

20	Earnings (loss) per share (EPS)

Basic

Basic EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	2019			2018			2017
	Class A	Class B	Total	Class A	Class B	Total	Class A	Class B	Total
Profit (loss) attributable to equity holders of the parent	(4,379)	(5,052)	(9,431)	(37,047)	(45,333)	(82,380)	19,902	24,353	44,255
Weighted average number of common shares outstanding (thousand)	23,938	27,614		22,603	27,658		22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	337	-		153	-		931	-

Basic earnings (loss) per share - R$	(0,18)	(0,18)		(1.64)	(1.64)		0.88	0.88
Diluted earnings (loss) per share - R$	(0,18)	(0,18)		(1.64)	(1.64)		0.85	0.85

Diluted profit per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted earnings per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive. However, due to the loss reported for the year ended December 31, 2019, these instruments issued have antidilutive effect and, therefore, were not considered in the weighted average number of outstanding shares for the computation of diluted loss per share.

F-64

21	Revenue

The Company’s net revenue is as follows:

	2019	2018	2017
Educational content	625,150	407,599	277,596
Other	2,820	4,102	2,385
Deductions
Taxes	(275)	(264)	(154)
Returns and discounts	(54,858)	(30,456)	(35,445)
Net revenue	572,837	380,981	244,382

	2019			2018			2017
Segments	Core	Supplemental	Total	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	432,663	137,516	570,179	299,203	77,940	377,143	216,661	25,425	242,086
Other	46	2,612	2,658	3,828	10	3,838	2,296	-	2,296
Total net revenue from contracts with customers	432,709	140,128	572,837	303,031	77,950	380,981	218,957	25,425	244,382
Timing of revenue recognition
Transferred at a point in time	432,709	140,128	572,837	303,031	77,950	380,981	218,957	25,425	244,382
Total net revenue from contracts with customers	432,709	140,128	572,837	303,031	77,950	380,981	218,957	25,425	244,382

The Company’s revenues from contracts with customers are all in Brazil.

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income (loss) of R$ 17,392, R$ 9,588 and R$ 5,227 for the years ended December 31, 2019, 2018 and 2017, respectively.

Revenues tax benefits

The Company is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

F-65

22	Expenses by nature

	2019	2018	2017
Content providing	61,953	41,551	34,452
Operations personnel	12,500	11,477	10,979
Inventory reserves	8,476	7,252	4,481
Freight	14,569	7,687	4,087
Depreciation and amortization	15,311	5,869	3,161
Other	4,449	6,909	1,357
Cost of sales	117,258	80,745	58,517

Sales personnel	87,352	49,041	26,721
Depreciation and amortization	23,573	11,939	9,799
Sales & marketing	31,208	17,931	9,319
Customer support	30,755	17,274	8,173
Allowance for doubtful accounts	17,392	9,588	5,227
Real estate rentals	1,728	1,923	1,751
Other	7,772	5,574	4,324
Selling expenses	199,780	113,270	65,314

Corporate personnel	53,443	39,382	24,633
Third party services	43,415	14,269	7,814
Real estate rents	2,613	3,429	1,625
Travel expenses	3,439	2,891	2,034
Tax expenses	2,331	2,858	1,716
Software licenses	1,487	1,098	1,128
Share-based compensation plan	66,978	60,297	1,890
Depreciation and amortization	9,430	1,786	1,328
Other	8,302	3,744	6,763
General and administrative expenses	191,438	129,754	48,931

Total	508,476	323,769	172,762

23	Finance result

	2019	2018	2017
Income from financial investments	18,443	11,633	11,415
Changes in fair value of financial investments (a)	28,886	4,322	-
Changes in fair value of derivative instruments (b)	18,599	19,839	258
Foreign exchange gains	1,745	138	-
Interest income	1,042	-	-
Other	3,332	686	858
Finance income	72,047	36,618	12,531

Changes in fair value of derivative instruments (b)	(18,126)	(19,180)	(6,915)
Changes in accounts payable to selling shareholders (Note 17)	(89,403)	(130,378)	-
Interest in acquisition of investments (c)	(42,206)	(9,781)	(11,179)
Financial discounts granted	(3,343)	(1,911)	(1,266)
Foreign exchange loss	(2,300)	(34,573)	-
Interest in lease liabilities	(1,489)	-	-
Other	(13,988)	(2,972)	(1,029)
Finance costs	(170,855)	(198,795)	(20,389)
Finance result	(98,808)	(162,177)	(7,858)

F-66

(a)	Refers to gains on financial investments measured at FVPL.

(b)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from business acquisitions and investments in associates and joint ventures.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

24	Income taxes

(a) Reconciliation of income taxes expense

	2019	2018	2017
Profit (loss) before income taxes	(42,534)	(100,901)	66,356
Combined statutory income taxes rate - %	34%	34%	34%
Income tax benefit (expense) at statutory rates	14,462	34,306	(22,561)
Reconciliation adjustments:
Share of loss of equity-accounted investees (a)	(612)	(269)	(240)
Effect of presumed profit of subsidiaries (b)	18,593	11,080	907
Permanent differences (c)	-	(26,097)	-
Other additions (exclusions), net	660	(1,035)	(822)
	33,103	17,985	(22,716)

Current	(46,850)	(26,553)	(31,010)
Deferred	79,953	44,538	8.294
Income taxes benefit (expense)	33,103	17,985	(22,716)

Effective rate	77,8%	17.8%	34.2%

(a)	Refers to the effect of 34% on the share of profit (loss) of investees for the year.

(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(c)	Refers mainly to permanent differences of non-deductible expenses from share-based compensation plan and foreign exchange loss and others.

F-67

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	2017	Change in accounting practice	As of January 1, 2018	Profit or loss	Equity	2018	Change in accounting practice	As of January 1, 2019	Profit or loss	Business combination	Equity	2019
Deferred tax assets
Tax losses carryforward	3,607	-	3,607	757	-	4,364	-	4,364	11,919	-	-	16,283
Temporary differences
Financial instruments from acquisition of interests	7,879	-	7,879	51,287	-	59,166	-	59,166	47,563	-	-	106,729
Other temporary differences	3,634	1,450	5,084	1,501	-	6,585	613	7,198	14,610	7,517	-	29,325
Share base compensation	2,217	-	2,217	(2,217)	-	-	-	-	7,960	-	-	7,960
Tax benefit from tax deductible goodwill	-	-	-	-	46,314	46,314	-	46,314	(2,009)	-	(29,417)	14,888
Amortization of intangible assets	1,205	-	1,205	77	-	1,282	-	1,282	5,391	-	-	6,673
Total deferred tax assets	18,542	1,450	19,992	51,405	46,314	117,711	613	118,324	85,434	7,517	(29,417)	181,858
Deferred tax liabilities
Financial instruments from acquisition of interests	(12,414)	-	(12,414)	(5,752)	-	(18,166)	-	(18,166)	(5,707)	-	-	(23,873)
Other temporary differences	(348)	-	(348)	(1,115)	-	(1,463)	-	(1,463)	226	-	-	(1,237)
Total deferred tax liabilities	(12,762)	-	(12,762)	(6,867)	-	(19,629)	-	(19,629)	(5,481)	-	-	(25,110)
Deferred tax assets (liabilities), net	5,780	1,450	7,230	44,538	46,314	98,082	613	98,695	79,953	7,517	(29,417)	156,748

Deferred tax assets	5,860		7,310			99,460		100,073				156,748
Deferred tax liabilities	(80)		(80)			(1,378)		(1,378)				-

F-68

As of December 31, 2019, the Company had unrecognized deferred income tax assets in the amount of R$ 1,382 (2018: R$ 3,545) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

25	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes;

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture and content to develop socio-emotional skills are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and mainly all the assets, liabilities and results are allocated in Brazil. Also, based on the agreements signed with private schools as of December 31, 2019 and 2018, none of the customers individually represented more than 5% of total revenue.

F-69

	2019
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	433,372	139,465	572,837	-	572,837
Cost of sales	(97,513)	(19,745)	(117,258)	-	(117,258)
Gross profit	335,859	119,720	455,579	-	455,579
Selling expenses	-	-	-	-	(199,780)
General and administrative expenses	-	-	-	-	(191,438)
Other income (expenses), net	-	-	-	-	(6,287)
Operating profit	-	-	-	-	58,074
Finance income	-	-	-	-	72,047
Finance costs	-	-	-	-	(170,855)
Share of loss of equity-accounted investees	-	-	-	-	(1,800)
Loss before income taxes	-	-	-	-	(42,534)
Income taxes income	-	-	-	-	33,103
Loss for the year	-	-	-	-	(9,431)

Other disclosures	-	-	-	-	-
Depreciation and amortization	43,854	4,460	48,314	-	48,314
Investments in associates and joint ventures	48,574	-	48,574	-	48,574
Capital expenditures	45,851	8,242	54,093	-	54,093

F-70

	2018
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	303,031	77,950	380,981	-	380,981
Cost of sales	(70,903)	(9,842)	(80,745)	-	(80,745)
Gross profit	232,128	68,108	300,236	-	300,236
Selling expenses	(87,186)	(26,084)	(113,270)	-	(113,270)
Segment profit	144,942	42,024	186,966	-	186,966
General and administrative expenses	-	-	-	-	(129,754)
Other income (expenses), net	-	-	-	-	4,856
Operating profit	-	-	-	-	62,068
Finance income	-	-	-	-	36,618
Finance costs	-	-	-	-	(198,795)
Share of loss of equity-accounted investees	-	-	-	-	(792)
Loss before income taxes	-	-	-	-	(100,901)
Income taxes income	-	-	-	-	17,985
Loss for the year	-	-	-	-	(82,916)

Other disclosures
Depreciation and amortization	17,997	1,597	19,594	-	19,594
Investments in associates and joint ventures	11,862	-	11,862	-	11,862
Capital expenditures	28,165	8,092	36,257	-	36,257

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	2017
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	218,957	25,425	244,382	-	244,382
Cost of sales	(54,317)	(4,200)	(58,517)	-	(58,517)
Gross profit	164,640	21,225	185,865	-	185,865
Selling expenses	(56,318)	(8,996)	(65,314)	-	(65,314)
Segment profit	108,322	12,229	120,551	-	120,551
General and administrative expenses	-	-	-	-	(48,931)
Other income (expenses), net	-	-	-	-	3,299
Operating profit	-	-	-	-	74,919
Finance income	-	-	-	-	12,531
Finance costs	-	-	-	-	(20,389)
Share of loss of equity-accounted investees	-	-	-	-	(705)
Profit before income taxes	-	-	-	-	66,356
Income taxes expense	-	-	-	-	(22,716)
Profit for the year	-	-	-	-	43,640

Other disclosures
Depreciation and amortization	12,650	1,638	14,288	-	14,288
Investments in associates and joint ventures	12,654	-	12,654	-	12,654
Capital expenditures	7,183	4,200	11,383	-	11,383

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the years ended December 31, 2019, 2018 and 2017.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. Selling expenses, general and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

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	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2019
Total assets	2,999,497	176,196	3,175,693	(14,270)	3,161,423
Total liabilities	1,535,695	45,188	1,580,883	(14,270)	1,566,613

As of December 31, 2018
Total assets	1,273,107	62,006	1,335,113	(235)	1,334,878
Total liabilities	254,744	10,485	265,229	(235)	264,994

26	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2019
Cash and cash equivalents	48,900	-	48,900
Financial investments	498,584	80,910	579,494
Trade receivables	-	329,428	329,428
Financial instruments from acquisition of interests	35,946	-	35,946
Related parties	-	16,111	16,111
Other assets	-	4,109	4,109
	583,430	430,558	1,013,988

	Assets at FVPL	Assets at amortized cost	Total
December 31, 2018
Cash and cash equivalents	12,301	-	12,301
Financial investments	2,370	808,789	811,159
Trade receivables	-	136,611	136,611
Financial instruments from acquisition of interests	26,630	-	26,630
Related parties	-	1,226	1,226
	41,301	946,626	987,927

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Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2019
Trade payables	-	34,521	34,521
Financial instruments from acquisition of interests	33,940	-	33,940
Accounts payable to selling shareholders	328,668	887,564	1,216,232
Leases liabilities	-	25,857	25,857
Loans and financing	-	98,561	98,561
	362,608	1,046,503	1,409,111
December 31, 2018
Trade payables	-	14,845	14,845
Financial instruments from acquisition of interests	25,097	-	25,097
Accounts payable to selling shareholders	-	181,381	181,381
	25,097	196,226	221,323

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 27.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss, related to investment fund which investments were entered to achieve 99.37% of the CDI. The Company designated these investments at fair value through profit or loss, given the swaps exist solely for the counterparty to deliver a fixed return on CDI. See Note 6 for more details on the financial investments.

Derivative instruments

The Company acquired entities under business combinations and through the acquisition of interests in associates and joint ventures. The share purchase agreements contain put and call options and forward contracts that are also measured at fair value through profit or loss.

As of and for the years ended December 31, 2019, 2018 and 2017 none of the Company’s derivatives have been designated as hedges for accounting purposes.

(ii) Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (costs) in profit or loss (gain of R$ 473, gain of R$ 659 and loss of R$ 6,657 for the years ended in December 31, 2019, 2018 and 2017, respectively).

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(b) Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	2019	2018
Financial assets
Cash and cash equivalents	Level 2	48,900	12,301
Financial investments	Level 2	498,584	2,370
Derivative financial instruments	Level 3	35,946	26,630

Financial liabilities
Derivative financial instruments	Level 3	33,940	25,097
Accounts payable to selling shareholders	Level 3	328,668	-

As of December 31, 2019, and 2018, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statements’ periods presented herein.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;
•	the fair value of derivatives is calculated with Black & Scholes; and
•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All of the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

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If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the years ended December 31, 2019, 2018 and 2017.

Recurring fair value measurements	Financial instruments from acquisition of interests (assets)	Financial instruments from acquisition of interests (liabilities)	Accounts payable to selling shareholders
Balance as of December 31, 2016	20,610	(30,076)	-
Acquisitions	-	(364)	(30,144)
Disposals	(4,542)	19,852	-
Interest expense	-	-	(6,486)
Deferred revenue in Escola de Aplicação São José dos Campos	-	51	-
Losses recognized in statement of income	(3,557)	(3,100)	-
Balance as of December 31, 2017	12,511	(13,637)	(36,630)
Payment of capital increase in Geekie	-	2,000	-
Changes in accounts payable to selling shareholders	-	-	(129,430)
Interest expense	-	-	(8,350)
Deferred revenue in Escola de Aplicação São José dos Campos	-	50	-
Gains (losses) recognized in statement of income (loss)	14,119	(13,510)	-
Balance as of December 31, 2018	26,630	(25,097)	(174,410)
Acquisition of Nave à Vela	-	-	(58,194)
Payment of acquisition of Nave à Vela	-	-	21,098
Changes in accounts payable to selling shareholders	-	-	(89,403)
Interest expense	-	-	(35,127)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	54	-
Fair value held in step acquisitions	-	-	7,368
Gains (loss) recognized in statement of income	9,316	(8,897)	-
Balance as of December 31, 2019	35,946	(33,940)	(328,668)

(iv) Transfers between levels 2 and 3

In the years ended December 31, 2019, 2018 and 2017, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets and liabilities independently.

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The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

27	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of December 31, 2019.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019, 2018 and 2017.

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(i)	Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of December 31, 2019 and December 31, 2018, was as follows:

	2019	2018
Cash and cash equivalents (Note 5)	23,346	3,615
Financial investments	1,629	-

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses.

Sensitivity analysis

The sensitivity analysis as of December 31, 2019 consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of December 31, 2019 of R$ 4.0301 per US$ 1.00;

•	Scenario I - a 10% increase in the U.S. dollar exchange rate to R$ 4.4331; and

•	Scenario II - a 10% decrease in the U.S. dollar exchange rate to R$ 3.6271.

The table below set forth the sensitivity analysis as of December 31, 2019, for the amount of cash and cash equivalents and financial investments denominated in U.S. dollar of US$ 6,197 thousand:

	Base scenario	Scenario I	Scenario II
	Exchange rate:	Exchange rate:	Exchange rate:
	R$ 4.0301	R$ 4.4331	R$ 3.6271
Finance income (costs)	-	R$ 2,497	R$ (2,497)

(ii)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve its goals, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements.

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The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2019	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	-	34,521	-	-	-	34,521
Lease liabilities	-	2,037	4,808	19,012	-	25,857
Loans and financing	-	-	98,561	-	-	98,561
Financial instruments from acquisition of interests	-	-	-	33,940	-	33,940
Accounts payable to selling Shareholders	-	-	117,959	1,098,273	-	1,216,232
	-	36,558	221,328	1,151,225	-	1,409,111

As of December 31, 2018	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	-	14,845	-	-	-	14,845
Financial instruments from acquisition of interests	-	13	38	25,046	-	25,097
Accounts payable to selling Shareholders	-	-	830	180,551	-	181,381
	-	14,858	868	205,597	-	221,323

(iii)	Financial counterparty risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties. To mitigate these risks, the Company adopts as practice the analysis of the financial and equity situation of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

(iv)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on financial investments, related parties, accounts payable to selling shareholders and loans and financing.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of December 31, 2019 the CDI rate was 4.21%.

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As of December 31, 2019, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

	Exposure	+10%	-10%
Cash, bank deposits and cash equivalents	25,554	108	(108)
Financial investments	577,865	2,433	(2,433)
Accounts payable to selling shareholders	879,111	3,701	(3,701)
Related parties	14,813	62	(62)
Loans and financing	98,561	415	(415)

The Company has derivatives (calls and put options) on non-controlling interests in associates and joint ventures acquired. The fair value of these derivatives is calculated using multiple scenarios and intrinsic methods. The major inputs are: exercise price, exercise date, volatility and gross profit of the associates and joint ventures.

The Company performed evaluation of their fair value at the end of each year in order to account for any changes to it, as disclosed in Note 26. These derivatives, which are not publicly traded, have specific conditions that do not enable the Company to present a sensitivity analysis in relation to specific interest rates or market indexes. Also, these derivatives are part of the Company’s strategy to acquire companies directly related to its continuous growth and are considered by the Company as a deferred payment to the previous shareholders of the acquirees.

Changes in liabilities arising from financing activities

	January 1, 2017	Cash flows	Other	December 31, 2017	Cash flows	Other	December 31, 2018
Dividends payable	17,843	(75,053)	67,721	10,511	(85,000)	74,489	-
Total	17,843	(75,053)	67,721	10,511	(85,000)	74,489	-

	December 31, 2018	Change in accounting practice	As of January 1, 2019	Cash flows	Other	December 31, 2019
Leases	-	20,089	20,089	(5,259)	11,027	25,857
Loans and financing	-	-	-	97,011	1,550	98,561
Total	-	20,089	20,089	91,752	12,577	124,418

Other market risk

The Company has a significant portion of its accounts payable whose exercise price is determined by multiples of EBITDA discounted to present value for the acquisition of the remaining interest of International School as described in note 17.

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Sensitivity analysis

As of December 31, 2019, the Company’s management estimated two scenarios of the rates at +10% and -10% of revenue and +5% and -5% of Weighted Average Capital Cost (WACC), whose premises are used in the calculation of debt. The table below shows a summary of the scenarios estimated:

	10%	-10%
Revenue	23,413	(23,413)

	5%	-5%
WACC	3,510	(3,510)

28	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Labor	Taxes	Total
Balance at December 31, 2017	-	-	-
Additions	17	124	141
Reversals	-	(10)	(10)
Balance at December 31, 2018	17	114	131
Additions	209	145	354
Reversals	(104)	(130)	(234)
Balance at December 31, 2019	122	129	251

As of December 31, 2019, the Company was party to lawsuits classified as possible losses totaling R$ 7,209 (2018: R$ 5,170), as shown below:

	2019	2018
Civil (a)	6,113	4,425
Labor (b)	1,096	745
Total	7,209	5,170

(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

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On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, EAS Educação S.A. and Arco Educação S.A. This request for arbitration is purporting to assert the non-controlling shareholder’s rights related to the calculation of the purchase price under the Investment Agreement; however, due to its early stage, it is not possible to confirm which claims will be asserted.

Due to the arbitration proceeding and based on standard IAS 37 Provisions, contingent liabilities and contingent assets, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate. Thus, in light of the current early stage of the proceeding and the range of potential outcomes, the calculation methodology of the estimate has remained unchanged, consistent with the estimate previously calculated and reported.

Based on this analysis, the Company has recorded the provision at the present value of the amount considered the appropriate estimate of the amount payable to the non-controlling shareholder upon the exercise of the put option and discounted to present value. The provision is calculated based on the realized EBITDA for the school year of 2019 (first installment) and the projected EBITDA for school year of 2020 (second installment), both, net of debts, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first installment would be paid in the first half of 2020 and the second installment in the first half of 2021. The Company performed a review of previous operations projections, and based on the new projected numbers, the liability increased by R$ 89,403 in 2019 and was recorded as financial expense as described in note 17a. During 2019, the Company recognized R$ 33,909 of interest related to the liability.

The Company’s review of previous operations projections as described above was performed with no change to the accounting criteria applied to prior financial periods. The operation projections may vary in subsequent financial periods depending on the application of the agreement and the outcome of the arbitration, and the final basis of calculation of its financial liability and will be updated accordingly in its financial statements for future financial periods.

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29	Transactions not involving cash

During the years ended December 31, 2019, 2018 and 2017, the Company carried out the following non-cash activities, which are not reflected in the statement of cash flows:

	2019	2018	2017
Share issuance costs – unpaid	-	674	-
Tax benefit from tax deductible goodwill (Note 19d)	(46,314)	46,314	-
Investing - accounts payable to selling shareholders	-	-	58,003
Investing - derivative financial instruments (Note 2.2)	14,597	-	-
Business combinations - derivative financial instruments (Note 2.2)	38,924	-	-
Lease adoption (Note 2.5)	1,251	-	-
Forward contract – Nave (Note 4)	29,728	-	-
Retained payments from business combination (Note 4)	874,440	-	-
Acquisition from business combination (Note 4)	39,419

30	Subsequent events

Loan agreements

(a)	Geekie Desenvolvimento de Softwares S.A.

On February 17, 2020, the investee Geekie entered into a loan agreement in the amount of R$1,500, maturing on April 15, 2021, and an interest rate of 7,82% p.a.

(b)	Nave à Vela Ltda.

On the same date, the investee Nave entered into a loan agreement in the amount of R$2,000, maturing on March 8, 2022, and an interest rate of 8,08% p.a.

Acquisition of additional shares of Geekie

On March 4, 2020, Arco acquired an additional 10.51% interest in Geekie’s share capital from minority shareholders for R$12,675 increasing our total interest to 48.04%.

Coronavirus

Since December 2019, a novel strain of coronavirus has spread in China, Italy, U.S., Brazil and other countries. Such events could cause disruption of regional or global economic activity, which could reduce the number of schools and students that use our products and adversely affect our operations and financial results. In addition, such events could cause the closing of schools, closing or reduction in production of our materials provided by third parties, stoppage or closing of transportation companies for undetermined periods, which could also adversely affect our operation and financial results.

The extent to which the coronavirus impacts our financial results and operations will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact in Brazil, among others. Therefore, it is not possible to estimate the extent of potential impacts in our financial statements. We are continuously monitoring the situation very closely and actively evaluating the implications for our business and taking the measures to mitigate the potential risks.

***

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